Filed Pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-249702
Issuer Free Writing Prospectus dated February 1, 2021

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION
COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings*:	A1 (Stable) / A (Stable) / A+ (Stable) (Moody’s / S&P / Fitch)

Principal Amount:	$350,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	February 1, 2021

Settlement Date:	February 8, 2021 (T+5)

Maturity Date:	June 15, 2031

Coupon:	1.650%

Price to Public:	99.773%

Benchmark Treasury:	0.875% due November 15, 2030

Benchmark Treasury Yield:	1.074%

Spread to Benchmark Treasury:	+60 basis points

Yield to Maturity:	1.674%

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing June 15, 2021

Optional Redemption:
The issuer may redeem the bonds at any time, prior to March 15, 2031, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the bonds being redeemed that would be due if such bonds matured on March 15, 2031, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 10 basis points for the bonds plus in each case of (1) and (2) above, accrued interest to, but excluding, the redemption date.

At any time on or after March 15, 2031, the issuer may redeem the bonds at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the bonds then outstanding to be redeemed, plus accrued and unpaid interest on the bonds being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	637432 NX9 / US637432NX94

Joint Book-Running Managers:	MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

Senior Co-Manager:	Regions Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Concurrently with this offering, we are also offering $500,000,000 aggregate principal amount of Medium-Term Notes, Series D (the “Medium-Term Notes”), pursuant to a separate prospectus supplement and pricing supplement. Although we expect that the sales of the bonds and the Medium-Term Notes will take place concurrently, the sales are not conditioned upon each other, and we may consummate the sale of one issue and not the other, or consummate the sales at different times.

It is expected that delivery of the bonds will be made against payment therefor on or about February 8, 2021 which is the fifth trading day following the date hereof (such settlement cycle being referred to as T+5). Purchasers of bonds should note that the ability to settle secondary market trades of the bonds effected on the date of pricing or the next two business days may be affected by the T+5 settlement. Accordingly, purchasers who wish to trade the bonds on the date of pricing or the next two business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from MUFG Securities Americas Inc. by calling toll-free at 1-877-649-6848, RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829, Scotia Capital (USA) Inc. by calling toll-free at 1-800-372-3930 or U.S. Bancorp Investments Inc. by calling toll-free at 1-877-558-2607.